UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced that its corporate partner, Boston Scientific (“BSC”), today welcomed interim results from the independent, multicenter STENT registry that further demonstrate the efficacy and safety of Boston Scientific’s TAXUS® Express[2]™ paclitaxel-eluting coronary stent system among real-world patients with blocked coronary arteries.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 25, 2005                                        By:/s/ David M. Hall

                                                                             Name: David M. Hall

                                                                             Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, October 25, 2005

TAXUS® STENT DEMONSTRATES EXCELLENT EFFICACY AND SAFETY

IN INDEPENDENT “STENT” REGISTRY

Trends favor Boston Scientific’s TAXUS stent over J&J’s Cypher in interim nine-month data from largest independent DES registry in U.S.

VANCOUVER, BC , October 25, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today welcomed interim results from the independent, multicenter STENT registry that further demonstrate the efficacy and safety of Boston Scientific’s TAXUS® Express2™ paclitaxel-eluting coronary stent system among real-world patients with blocked coronary arteries.  An analysis of data on patients who have completed nine months of follow-up to date revealed a numerical trend favoring the TAXUS stent over Johnson & Johnson’s Cypher® sirolimus-eluting stent system in reducing major adverse cardiovascular events (MACE) and target vessel revascularization (TVR).  The interim results were presented at the annual Transcatheter Cardiovascular Therapeutics (TCT) symposium in Washington, D.C.

STENT (Strategic Transcatheter Evaluation of New Therapies) is the first U.S., multicenter, prospective registry initiated to evaluate the long-term efficacy and safety of paclitaxel- and sirolimus-eluting coronary stents among real-world patients and clinical situations.  Charles Simonton, M.D., is chairman of the executive steering committee for the STENT group.

“The present study shows that TAXUS stents are being implanted in patients who are slightly older, have higher lesion risk and somewhat smaller vessels than patients receiving Cypher stents,” said Dr. Simonton.  “Based on data collected so far, paclitaxel- and sirolimus-eluting stents demonstrate similar efficacy and safety overall at nine months.  When you adjust the two groups to account for the higher complexity level of the TAXUS stent arm, results favor the TAXUS stent, but without statistically significant differences between the two stents.”

Eight coronary interventional centers across the United States are participating in the registry, which will enroll more than 8,000 patients, the largest population in any study of its kind.  A total of 3,758 patients receiving either the TAXUS stent (1,476) or the Cypher stent (2,282) had completed nine months of follow up at the time of the interim analysis.  The majority of baseline characteristics were similar among the two treatment groups, although TAXUS stent patients tended to be slightly older with more acute coronary syndrome, slightly smaller vessel diameters and higher ACC lesion risk scores. Late clinical outcomes trend numerically in favor of paclitaxel as compared to sirolimus,  including death (2.1 vs. 2.7), myocardial infarction (1.8 vs. 2.2), TVR (3.4 vs. 4.2), and MACE (6.8 vs. 7.9).  In addition, both the TAXUS and Cypher stents showed low rates of thrombosis that are consistent with results seen in bare-metal stents.

“In contrast to some of the smaller, single-center trials conducted in Europe, interim data from STENT suggest that paclitaxel- and sirolimus-eluting stents are either equal or show a trend favoring the TAXUS stent,” said Hank Kucheman, President of Boston Scientific’s Interventional Cardiology business.  “Most importantly, the results confirm what we have seen again and again in randomized clinical trials like TAXUS II, IV and V, and in registries like ARRIVE: the TAXUS Express2 stent system performs well in real-world patient populations.  We look forward to seeing the full results next year.”

Additional data from STENT are scheduled to be presented at the American College of Cardiology conference in 2006, with the final analysis slated for presentation at TCT 2006.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com